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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

August 12, 2014

Commission File Number: 001-36506

PERFORMANCE SPORTS GROUP LTD.
(Translation of Registrant's name into English)

100 Domain Drive, Exeter, NH 03833-4801
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

 EXPLANATORY NOTE

        Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby filed with, and not furnished to, the Securities and Exchange Commission.

Exhibit Number	Description
99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations For the three and twelve month periods ended May 31, 2014
99.2	Consolidated Financial Statements For the years ended May 31, 2014 and 2013

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SPORTS GROUP LTD. (Registrant)
Date: August 13, 2014	/s/ AMIR ROSENTHAL Name: Amir Rosenthal Title: Chief Financial Officer, Executive Vice President Finance & Administration and Treasurer

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EXPLANATORY NOTE
SIGNATURE